KIRKLAND LAKE GOLD INTERSECTS HIGH GRADES AND EXTENDS MINERALIZATION AT DETOUR LAKE MAIN PIT AND 58 NORTH ZONE

▪	Drilling in “Saddle Zone” identifies broad zones of mineralization at attractive open-pit grades with higher-grade intervals supporting possibility for underground resources at depth

◦
1.41 grams per tonne (“gpt”) over 121 metres (“m”), including 16.33 gpt over 3.5 m; 1.23 gpt over 138.0 m, including 4.11 over 23.9 m; 1.25 gpt over 65.0 m; 1.43 gpt over 17.0 m; 1.77 gpt over 37.0 m, including 14.73 gpt over 3.0 m; 3.09 gpt over 18.0 m

▪	Drilling at 58 North Zone intersects high grades 175.0 m west of current underground Mineral Resource

◦	14.6 gpt over 5.0 m; 11.7 gpt over 13.0 m; 5.9 gpt over 8.0 m; and 8.6 gpt over 3.0 m

▪	Drilling at North Pit extends mineralization to depth and along strike of current Mineral Resource

◦	1.10 gpt over 9.0 m; 1.76 gpt over 5.0 m; 1.80 gpt over 4.0 m; and 1.82 gpt over 3.0 m.
Toronto, Ontario - June 29, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced results from 17 holes (7,176 m) of drilling at the Detour Lake property. Of the 17 holes, three holes (2,520 m) were drilled west of the Main Pit in the Saddle Zone area, five holes ( 1,860 m) were drilled at the North Pit area and nine holes ( 2,796 m) were drilled at the 58 North area. The Main Pit, West Pit and North Pit are located along the Detour Mine Trend (“DMT”), immediately north of the Sunday Lake Deformation Zone (“SLDZ”). The 58 North Zone (“58 N”) is located eight kilometers to the south near the Lower Detour Deformation Zone (“LDDZ”). These holes represent the first to be drilled as part of a 250,000 m exploration program to be completed by the end of 2021, which is designed mainly to collect information for an updated and potentially expanded Mineral Reserve and mine production plan.
A key focus of the Company’s initial exploration program at the Detour Lake Mine is drilling around the Main Pit, where the Company is targeting significant growth in Mineral Reserves. Initial drilling in the Saddle Zone near the Main Pit intersected broad zones of mineralization with attractive open-pit grades as well as intervals of significantly higher grades at depth which support the potential for a future underground mining operation below the Main Pit (still to be evaluated). The Saddle Zone is situated between the Main Pit and West Pit location and is an area that is under-explored, has no current Mineral Reserves and only limited Mineral Resources. Drilling at the North Pit area, located northwest of the Main Pit, intersected attractive open-pit grades and extended known mineralization to depth and along strike of the current Mineral Resources. 58 N is an additional exploration target, which the Company is investigating as a potential future underground mining operation. New drilling at 58 N intersected high-grade mineralization up to 175.0 m west of the current Mineral Resource.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “A key driver in our decision to acquire Detour Gold was the potential to substantially increase Mineral Reserves at Detour Lake Mine in support of future production growth and improved unit costs. Our exploration program has definitely been impacted by COVID-19, and we would like to acknowledge the hard work of our exploration team in both ramping up our drilling program and in generating encouraging results in a very short period of time. Virtually all holes reported today intersected significant mineralization. The Saddle Zone is a high-potential target in between the Main and West pits where there has been very little previous drilling.

Today’s drill results highlight the potential for significant growth in open-pit Mineral Resources at attractive grades in the gap between the two pits, and also include intervals of high-grade mineralization at depth that are supportive of a potential underground mining concept. We also succeeded in extending mineralization at the North Pit location, to the northwest of the Main Pit, another important open-pit target. At 58 N, we intersected high-grade mineralization up to 175.0 m from the current Mineral Resource.

These results are very encouraging as 58 N has the potential to be a standalone underground mining operation that could significantly enhance average grades by adding high-grade Mineral Reserves to our current open-pit production profile.

“Looking forward, exploration work continues to ramp up, with two drills currently working, with that number to increase to four drills by August and six drills by October. Drilling is currently focused on the Saddle Zone. We plan to complete about 70,000 m of drilling between now and the end of the year, with the remainder of the exploration program to be completed in 2021. As with both our Macassa and Fosterville operations, Detour Lake has considerable exploration upside, and we are very encouraged by the potential for value creation from continued exploration success.”
Saddle Zone - Main Pit Area
Drilling at the “Saddle Zone” targeted areas along the DMT between the Main Pit and the West Pit location where there is little to no past drilling, no current Mineral Reserves and very limited Mineral Resources. Significant results from the drilling include: 1.41 gpt over 121.0 m, including 16.33 gpt over 3.5 m from hole DLM-20-004, 1.23 gpt over 138.0 m, including 4.11 gpt over 23.9 m, 1.77 gpt over 37.0 m, including 14.73 gpt over 3.0 m, and 3.09 gpt over 18.0 m from hole DLM-20-008 and 1.25 gpt over 65 m and 1.43 gpt over 17.0 m from hole DLM-20-006. Hole DLM-20-004 is located immediately east of the West Pit location and intersected mineralization between 400 and 600 m below surface and 200 m below the current resource pit shell. Hole DLM-20-008 was drilled 350 m to the east of DLM-20-004 near the west limit of the Main Pit and intersected mineralization between 150 and 400 m below surface where there is no previous drilling and no current Mineral Reserves. Preliminary observations from the drilling indicate that the mineralization within the holes is hosted mainly by broad zones containing variable amounts of quartz and pyrite, which are controlled by east-west trending, moderately north dipping folds and shear structures, similar to those found at the Main and West pits. Based on the new results, the Company believes there is excellent potential to identify further extensions to mineralization, including to depth, and for the addition of Mineral Resources and Mineral Reserves between the Main and West pits, for both open pit and potentially underground mining, through additional drilling.
58 North Zone
Drilling at 58 N targeted the west portion of the current Mineral Resource in this area, which totals 2.9 million tonnes grading 5.8 gpt for 534,000 ounces in the Indicated category and 1.0 million tonnes grading 4.35 gpt for 136,000 ounces in the Inferred category. Significant results from the drilling include 14.6 gpt over 5.0 m from hole DLD-20-504, 11.7 gpt over 13.0 m from hole DLD-20-503, 5.9 gpt over 8.0 m from hole DLD-20-499 and 8.6 gpt over 3.0 m from hole DLD-20-496. Holes DLD-20-496 and DLD-20-499 were designed to infill the west portion of the current Mineral Resource and confirm previous results, while holes DLD-20-503 and DLD-20-504 tested the main structure between 150 and 175 m to the west and are among the highest grade results from the 58 N area to date. Based on new data from the program, 58 N lies to the south of the LDDZ and at the intersection of a westerly trending structural zone with a feldspar porphyry stock. The new intersections being reported today all appear to lie on the westerly extension of the structural zone from 58 N and are defined by a series of thinner units from the same feldspar porphyry. The area to the west of the new drilling remains open for further testing and expansion.

North Pit Area
Drilling at the North Pit was completed in the central part of the area and with holes targeting approximately 150 m below surface and 75 m below the current Mineral Reserve and Mineral Resource. Significant results from the program include 1.10 gpt over 9.0 m and 1.82 gpt over 3.0 m from hole DLM-20-003 and 1.76 gpt over 5.0 m and 1.80 gpt over 4.0 m in hole DLM-20-001. Based on information to date, mineralization at the North Pit location has similar characteristics to the Main and West Pits, but lies along a separate structural trend located approximately 500 m to the north (North Walter Lake Trend) where there has been substantially less drilling, both along strike and to depth. Given the limited drilling in this area, the potential to add new Mineral Resources with further exploration success is considered excellent.

Exploration work at Detour Lake is ongoing with two drills current working, targeting to complete at least 75,000 meters by the end of 2020. The Company plans to increase the number of drills to four by August and to six drills by October.

Qualified Persons
The Company’s exploration programs at Detour Lake are conducted under the supervision of Eric Kallio, P.Geo., Senior Vice President, Exploration. Mr. Kallio, as well as Keith Green, P.Geo., Director, Exploration, Canada, and Adree DeLazzer, Exploration Manager, Detour Lake Mine, are ‘qualified persons’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and have reviewed and approved the scientific and technical information in this news release.

QA/QC Controls
The Company has implemented a quality assurance and control (“QA/QC”) program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. Samples are logged and sampled in a secure facility at the Detour mine site and under supervision of Qualified Geologists. NQ sized core is sawn in half with one half of the core prepared for shipment, the other half of core retained for future assay verification. Preparations for shipment include; placing individual samples with corresponding sample tag into sealed plastic bags, which are in turn placed into labelled and zip tied rice bags, and subsequently placed onto pallets, shrink wrapped and couriered to ALS Laboratories in Timmins, Ontario by Manitoulin Transport. Sample preparation is completed by ALS Laboratories in Timmins then sent to their Vancouver Lab for analysis.

Assaying of the samples is completed using Fire Assay techniques with samples less than 10 grams per tonne being analyzed with Atomic Absorption (AA) and samples greater than 10 grams per tonne with gravimetric finish. Selected high grade samples are also analyzed using the screen metallics procedure. Internal laboratory checks conducted by ALS include the insertion of 1 blank, 2 certified reference standards and 3 duplicates for every 78 samples (per fusion furnace). ALS Laboratories are certified by the Standards Council of Canada (SCC) which conforms with CAN-P-1579 and for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025: General Requirements for the Competence of Testing and Calibration Laboratories.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.
For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

Cautionary Note Regarding Forward-Looking Information
This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, the ability to potentially expand Mineral Reserves, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All references to Mineral Resources and Mineral Reserves set out in this news release are in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.
In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold

Table 1. - Detour Lake Mine - Drill Results

Target	Hole Number	UTM NAD83		Hole Length (m)	Azimuth (°)	Dip	From (m)	To (m)	Length (m)	Au gpt
		Easting	Northing
Saddle Area	DLM-20-004	589045	5541730	801	180	-55	123.0	143.0	17.0	0.74
	AND						188.0	193.0	5.0	1.73
	AND						288.0	290.0	2.0	3.52
	AND						526.0	559.0	33.0	0.65
	AND						602.2	617.0	14.8	1.03
	AND						676.0	797.0	121.0	1.41
	INCL.						713.5	717.0	3.5	16.33
	INCL.						765.0	772.0	7.0	5.32
	AND						792.0	797.0	5.0	2.55
	DLM-20-006	588964	5541752	783	180	-56	56.0	73.0	17.0	1.56
	INCL.						61.0	65.0	4.0	4.30
	AND						293.0	297.0	4.0	1.18
	AND						533.0	550.0	17.0	1.43
	AND						604.0	609.0	5.0	0.85
	AND						638.0	652.0	14.0	0.42
	AND						707.0	772.0	65.0	1.25
	INCL.						723.0	731.0	8.0	4.15
	INCL.						758.0	764.0	6.0	3.66
	DLM-20-008	589414	5541246	936	180	-65	52.0	57.8	5.8	0.89
	AND						129.0	132.0	3.0	1.67
	AND						151.0	289.0	138.0	1.23
	INCL.						201.0	224.9	23.9	4.11
	INCL.						204.0	205.0	1.0	15.35
	INCL.						223.0	224.9	1.9	18.98
	AND						355.0	360.0	5.0	1.48
	AND						382.0	384.0	2.0	3.87
	AND						403.0	440.0	37.0	1.77
	INCL.						433.0	436.0	3.0	14.73
	AND						614.0	614.6	0.6	13.65
	AND						884.0	902.0	18.0	3.09
	INCL.						901.0	902.0	1.0	16.35

North Pit	DLM-20-001	589037	5542139	405	180	-57	189.0	194.0	5.0	1.76
	AND						288.0	292.0	4.0	1.80
	AND						394.6	398.0	3.4	1.47
	DLM-20-002	589043	5541814	351	180	-54	127.0	132.0	5.0	0.89
	AND						160.0	169.0	8.2	0.50
	DLM-20-003	588957	5542128	351	180	-52	154.0	157.0	3.0	1.82
	AND						235.0	238.0	3.0	1.67
	AND						250.0	258.0	8.0	0.96
	AND						274.0	283.0	9.0	1.10
	DLM-20-005A	588957	5542128	399	180	-65	307.0	322.0	15.0	0.77
	DLM-20-007	588996	5542163	354	180	-52	168.0	173.0	5.0	0.77
	AND						290.0	296.0	6.0	0.71
58 North	DLD-20-496	595346	5533538	477	360	-55	304.5	308.0	3.5	3.7
	AND						318.0	340.6	22.6	1.7
	INCL.						336.0	339.0	3.0	8.6
	DLD-20-497	595300	5533589	342	360	-52	243.0	246.0	3.0	3.6
	AND						272.0	276.0	4.0	3.0
	DLD-20-498	595334	5533637	342	360	-54	187.2	202.7	15.5	2.1
	INCL.						190.8	193.0	2.2	5.2
	INCL.						197.0	202.7	5.7	3.0
	DLD-20-499	595305	5533645	306	360	-53	185.0	193.0	8.0	5.9
	INCL.						189.0	193.0	4.0	10.5
	DLD-20-500	595235	5533635	294	360	-52	207.7	221.0	13.3	1.5
	INCL.						214.0	221.0	7.0	2.1
	DLD-20-501	595235	5533675	225	360	-52	160.0	168.0	8.0	2.7
	INCL.						162.0	167.0	5.0	3.7
	DLD-20-502	595235	5533715	216	360	-52	105.0	124.6	19.6	2.2
	INCL.						105.0	109.0	4.0	4.7
	INCL.						118.0	124.6	7.0	2.6
	DLD-20-503	595150	5533680	291	360	-54	198.0	211.0	13.0	11.7
	INCL.						198.0	206.0	8.0	18.1
	INCL.						202.0	203.0	1.0	46.4
	INCL.						204.0	205.0	1.0	40.4
	DLD-20-504	595121	5533796	303	360	-52	214.0	219.0	5.0	14.6
Notes:
1. Assays are reported uncut.
2. True widths are unknown at this time and intervals are reported using core lengths intersected in the holes.

Figure 1. Detour Lake Property - Plan View

Property Outline
Detour Lake Mine
58 North Zone
ONTARIO
QUEBEC
N
S
E
W
10.0 km
Detour Lake Property
UTM NAD 83 Zone 17
Plan View
KL KIRKLAND LAKE GOLD
560000
565000
570000
575000
580000
585000
590000
595000
600000
605000
610000
615000
620000
5555000
5550000
5545000
5540000
5535000
5530000
5525000
5520000

Figure 2. - Detour Lake Mine - Drill Results - Plan View

Figure 3. - Detour Lake Mine - Longitudinal View

Figure 4. - 58 N - Drilling Results - Plan View